DXP Enterprises, Inc.
7272 Pinemont Drive
Houston, TX 77040

July 21, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:           DXP Enterprises, Inc.
Registration Statement on Form S-3 (File No. 333-168239)

Dear Sir:

Please take this letter as the request of DXP Enterprises, Inc. to withdraw its Registration Statement on Form S-3 (file no. 333-168239) together with all exhibits thereto.

This request is being made in light of an EDGAR filing error.  A Form S-3A has been filed in place of the Form S-3.

No securities were sold as a result of the Registration Statement.

If you have any questions regarding this request, please contact me at 713-996-4700.

Sincerely,

/s/Mac McConnell
Mac McConnell
Senior Vice President and CFO